NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, November 14, 2006

Contact:

Investor Relations

(No.2006-11-29)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Drill Results from Elkhorn Uranium Project, Wyoming

Vancouver, British Columbia – November 14, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce that the Company’s U.S. subsidiary, NCA Nuclear Inc. (“NCAN”) has completed the initial drill program at the Elkhorn Uranium Project in Wyoming.  The Elkhorn project contains sandstone-hosted uranium mineralization located in three specific areas located along a 12 mile long, northeast trending zone.  Uranium was mined from four historic open pit mines in the central portion of the mineralized trend, and from one historic open pit mine at the southwest end of the trend.  NCAN completed 12 rotary air drill holes, ranging in depth from 100 – 350 feet, and totaling 2,150 feet.  Drilling was conducted in an area extending 1000 feet by 300 feet.  The following significant results were obtained, using a 0.05% equivalent U3O8 cutoff:

Hole Number	From (ft.)	To (ft.)	Width (ft.)	Weighted Average eU3O8
BSF - 001	1.8 includes 20.4	39.0 23.4	37.2 3.0	0.12% 0.22%
BSF - 002	12.6i includes 28.1	35.4 32.1	22.8 4.0	0.08% 0.19%
BSF - 003	6.2 includes 14.1	32.7 23.7	26.5 9.6	0.06% 0.08%
BSF - 006	0.9 19.1	5.8 34.0	4.9 14.9	0.09% 0.05%
BSF - 007	11.3 includes 28.0	41.0 38.8	29.7 10.8	0.14% 0.25%
BSF - 008	1.6 includes 26.3	32.6 30.3	31.0 4.0	0.07% 0.10%
BSF - 009	10.5 includes 19.1	25.2 23.2	14.7 4.1	0.07% 0.13%
BSF - 010	2.3 includes 4.9	23.1 16.7	20.8 11.8	0.09% 0.13%
BSF - 012	6.8 includes 22.1	28.7 26.6	21.9 4.5	0.04% 0.05%

Analytical intercepts are based on three feet wide sample intervals, and allowing dilution of only one sample interval below cutoff.

Drilling was located near the historic Busfield open pit mine, in an area where historic reports indicate over 250 holes have been drilled and a historic uranium resource (non-compliant with National Instrument 43-101) was identified by Federal Resources in the 1970s.  Federal Resources reported a uranium resource of 443,992 pounds of U3O8 at grades ranging from 0.08% - 0.22% U3O8 occurring in several areas.  The objective of the Company’s drilling program was to re-drill certain areas within this historic resource area, to provide confirmation of mineralization and to provide comparative data to evaluate historic reported results.  The drill results are encouraging as they generally confirm the widths and grades of uranium mineralization that have been reported in historic records from the historic Busfield resource area.  Detailed evaluation is in progress, however results will be utilized to evaluate the historic resource, and to plan additional drilling, now scheduled for December.  Drill results will be utilized to convert the historic uranium resource information to a NI 43-101 compliant resource, and to expand the deposit through exploration of extensions and new target areas.  The Company is working with SRK Consultants to prepare a NI 43-101 Assessment Report on the property.

Keith Laskowski, Vice President of Exploration stated “ these initial results are encouraging as they confirm the presence of significant uranium mineralization, near surface, and over a considerable area.  We are planning additional drill holes to expand the areas of known mineralization, and to explore new areas for mineralization, while collecting additional data from the area containing known mineralization.  Our goal is to define a uranium deposit containing on the order of 2-5 million pounds of U3O8”.  Based on historical results, uranium deposits may occur with average grades ranging from 0.1 – 0.3% U3O8, located near-surface, and may be amenable to in-situ leach extraction.  Three uranium mines are in production in Wyoming which employ “in-situ leach” recovery processes to recover similar uranium mineralization.  Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.  The presence of modern, production facilities currently operating in Wyoming confirms that Wyoming is an excellent location for the discovery and development of new deposits.  The Company cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.  Actual results under NI 43-101 compliant categories may vary materially.

Elkhorn Project Agreements

The Elkhorn Project contains 7100 acres of mineral rights, and is one of nine uranium projects that NCA Nuclear is exploring in Wyoming and South Dakota.  NCA’s projects are held through an Exploration Option Agreement with Miller-Berdahl Partnership, and include USBLM mineral claims, state of Wyoming leases, and Exploration and Mining Lease Agreements that provide the Company with the option to acquire a 100% interest in the projects subject to a variable royalty interests.

Drilling Specifications and QA/QC

Drilling was completed by Western Land Drilling Services LLC of Sheridan, Wyoming, and all drill holes were logged using a truck-mounted down-hole radiometric probe, operated by COLOG Geophysical Well Logging and Hydrophysics, a division of Layne Christensen Company, based in Gillette, Wyoming.  Semi-quantitative drill hole cuttings samples have been collected and are being analyzed for uranium content and trace element geochemistry to provide mineralogical and metallurgical information for future use.

NCA Nuclear Inc.

NCA Nuclear Inc. is a wholly owned, subsidiary of Northern Canadian Minerals Inc.  NCA Nuclear is a registered Colorado Corporation that operates from offices located at Suite 201, 15710 West Colfax Avenue, Golden, Colorado.

Northern Canadian Minerals Inc.

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., V.P.-Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from grassroots to resource definition.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan and the Canyon Coin project, on the north side of the Athabasca Basin.  The Company has three properties in southwest Nevada which are being examined, and the Company has acquired Prospecting Permits covering 80,000 km2 in Mali, West Africa, in addition to the six projects in Wyoming and three projects in South Dakota.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic drilling records obtained from the Federal Resources reports housed at the University of Utah Library and mining company archives and are not compliant with National Instrument 43-101.  The estimate of the potential quantity and grade of the mineralization is conceptual in nature because insufficient exploration to define a mineral resource has occurred on the properties.  It is uncertain if further exploration will result in discovery of mineral resource on the property.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

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